

September 14, 2011

Via E-mail
Mr. Andrew Moss
Chief Executive Officer
Aviva plc
St. Helen's, 1 Undershaft
London EC3P 3DQ, England

> **Re: Aviva plc**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 24, 2011**
> **File No. 1-34486**

Dear Mr. Moss:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial and Operating Performance, page 18

1. We acknowledge your risk factor 'Interest rate volatility may adversely affect our profitability' on page 113 that asserts that your spread is a key component of net income. Please provide us proposed disclose to be included in future periodic reports discussing the effect your spread had on your results of operations for each year presented, the reason for changes in the effect of your spread on your results of operations and the expected effects of your spread on future results of operations.

Notes to the consolidated financial statements
10- Tax, page 166

2. Please provide proposed disclosure to be included in future periodic reports that explains the difference (using 2010 amounts as an example) between the tax attributable to

policyholder returns of £394 million as presented on the income statement to the different basis of tax-policyholders adjustment in the 2010 tax rate reconciliation of £272 million noted in this note. In addition, for the purposes of explaining the relationship between tax expense and profit (loss) before tax, please include in your proposed disclosure a table that considers the sources of profit and tax, separated by those that are attributable to shareholders and those attributable to policyholders.

22- Financial Investments, page 190

3. Please provide us proposed disclosure to be included in future periodic reports indicating which governments, other than Portugal, Ireland, Greece, and Spain, your £50 billion in debt securities are held.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant